ORGANIGRAM TO HELP WELCOME GLOBAL INDUSTRY LEADERS TO
FIRST‐EVER WORLD CANNABIS CONFERENCE

MONCTON, New Brunswick – (Jan. 29, 2018) Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased to announce its support for the firstever World Cannabis Congress. The event, happening in Saint John, New Brunswick from June 10 – 12, 2018, will connect cannabis industry leaders from around the globe, to share insights and foster relationships that may help shape and advance the rapidly growing industry.

The event, organized by cannabis culture media and lifestyle brand, Civilized, is expected to draw 350‐plus VIP attendees, including cannabis experts, policymakers, government officials, leading scientists and researchers, celebrity speakers and delegates from countries including Brazil, Czech Republic, Germany, Israel, Mexico, Spain, South Africa and Uruguay. The event is supported by Opportunities New Brunswick (ONB), the province’s lead business development organization driving economic growth and job creation.

Organigram will play a platinum‐level sponsorship role in the congress, and Company officials are eager to highlight New Brunswick’s progressive cannabis industry culture and to welcome some of the most respected global thinkers in the cannabis space to its home province

. “We are thrilled to invest in and support this new, exciting event right in our own backyard,” says Organigram Chief Commercial Officer, Ray Gracewood. “We’re privileged to operate in New Brunswick and help promote the province as a leader in the cannabis industry, not just in Canada, but around the globe. Other nations are looking to Canada right now – especially New Brunswick – as the example for recreational legalization and a progressive medical cannabis system. This summit will provide a wonderful opportunity to celebrate our culture of innovation on a world stage.”

The World Cannabis Conference will be held at the Saint John Trade and Convention Centre (1 Market Square, Saint John, NB). Speaker opportunities are available, and attendees have options to attend sessions, panels and workshops included in the three‐day event. For additional information on the World Cannabis Congress, visit www.worldcannabiscongress.com.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations ("ACMPR").

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward‐looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors, including but not limited to the availability of funds, the results of financing efforts, the consummation of definitive documentation in respect of the memorandum of understanding, the Company's ability to execute on its expansion plans and the Company's crop yields, that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward‐looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

For more information, visit www.Organigram.ca

SOURCE Organigram

For further information: please contact:

Ray Gracewood
Chief Commercial Officer
Organigram Holdings Inc.
(506) 645‐1653
rgracewood@organigram.ca

Dylan Rogers
Investor Relations Analyst
Organigram Holdings Inc.
(506) 232‐0121
drogers@organigram.ca